EXHIBIT 15

Letter re: Unaudited Interim Financial Information

June 22, 2010
The Board of Directors and Shareholders:
CVS Caremark Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2007 Employee Stock Purchase Plan and the 2010 Incentive Compensation Plan of CVS Caremark Corporation of our report dated May 4, 2010, relating to the unaudited condensed consolidated interim financial statements of CVS Caremark Corporation that is included in its Form 10-Q for the quarter ended March 31, 2010.  However, the reference to the condensed consolidated balance sheet as of March 31, 2010 in the final paragraph of that report should be changed to December 31, 2009.

Very truly yours,

/s/ Ernst & Young LLP
Boston, Massachusetts